UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

TransAtlantic Petroleum Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

G89982113

(CUSIP Number)

Dalea Management, LLC

16803 Dallas Parkway Suite 300

Addison, Texas 75001

Attention: Christine Stroud

(972) 590-9879

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dalea Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,374,034.9
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,374,034.9
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,374,034.9
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14	TYPE OF REPORTING PERSON PN

*	See Item 3.

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dalea Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,374,034.9
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,374,034.9
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,374,034.9
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14	TYPE OF REPORTING PERSON CO

*	See Item 3.

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Longfellow Energy, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,958,333.3
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,958,333.3
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,958,333.3
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON PN

*	See Item 3.

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deut 8, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,958,333.3
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,958,333.3
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,958,333.3
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON CO

*	See Item 3.

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ANBE Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,958,333.3
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,958,333.3
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,958,333.3
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON PN

*	See Item 3.

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ANBE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,958,333.3
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,958,333.3
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,958,333.3
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON CO

*	See Item 3.

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N. Malone Mitchell, 3rd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150,033
	8	SHARED VOTING POWER 14,639,293.2
	9	SOLE DISPOSITIVE POWER 150,033
	10	SHARED DISPOSITIVE POWER 14,639,293.2
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,789,326.2
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%
14	TYPE OF REPORTING PERSON IN

*	See Item 3.

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amy Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,639,293.2
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,639,293.2
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,639,293.2
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%
14	TYPE OF REPORTING PERSON IN

*	See Item 3.

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexandria Nicole Mitchell Jacobs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,333
	8	SHARED VOTING POWER 3,958,333.3
	9	SOLE DISPOSITIVE POWER 23,333
	10	SHARED DISPOSITIVE POWER 3,958,333.3
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,981,666.3
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

*	See Item 3.

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Noah Malone Mitchell, 4th
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,333
	8	SHARED VOTING POWER 3,958,333.3
	9	SOLE DISPOSITIVE POWER 23,333
	10	SHARED DISPOSITIVE POWER 3,958,333.3
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,981,666.3
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

*	See Item 3.

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stevenson Briggs Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,333
	8	SHARED VOTING POWER 3,958,333.3
	9	SOLE DISPOSITIVE POWER 23,333
	10	SHARED DISPOSITIVE POWER 3,958,333.3
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,981,666.3
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

*	See Item 3.

Schedule 13D/A

CUSIP No. G89982113

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth Lee Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,333
	8	SHARED VOTING POWER 3,958,333.3
	9	SOLE DISPOSITIVE POWER 23,333
	10	SHARED DISPOSITIVE POWER 3,958,333.3
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,981,666.3
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

*	See Item 3.

AMENDMENT NO. 11 TO SCHEDULE 13D

This Amendment No. 11 to Schedule 13D (this “Eleventh Amendment”) amends and supplements the Schedule 13D originally filed on April 17, 2008, as amended by Amendment No. 1 on June 25, 2008, Amendment No. 2 on August 28, 2008, Amendment No. 3 on September 29, 2008, Amendment No. 4 on December 30, 2008, Amendment No. 5 on July 2, 2009, Amendment No. 6 on December 3, 2009, Amendment No. 7 on September 13, 2010, Amendment No. 8 on May 17, 2011, Amendment No. 9 on March 23, 2012, Amendment No. 10 on January 10, 2014 (collectively, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

This Eleventh Amendment is being filed to make updates and amendments to the Schedule 13D as follows:

Item 1.	Security and Issuer

There are no changes to the Item 1 information previously filed.

Item 2.	Identity and Background

There are no changes to the Item 2 information previously filed.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following paragraph after the last paragraph:

On December 31, 2014, Issuer issued 134,169 common share purchase warrants to Mitchell (the “Mitchell Warrants”) and 23,333 common share purchase warrants to each of Alexandria Nicole Mitchell Jacobs (the “Alexandria Warrants”), Noah Malone Mitchell, 4th (the “Noah Warrants”) , Stevenson Briggs Mitchell (the “Stevenson Warrants”), and Elizabeth Lee Mitchell (the “Elizabeth Warrants” and, together with the Mitchell Warrants, the Alexandria Warrants, the Noah Warrants and the Stevenson Warrants, the “Gundem Warrants”), as shareholders of the entity Gündem Turizm Yatirim ve Işletmeleri Anonim Şirketi (“Gundem”), which agreed to pledge its primary asset, a Turkish resort, in exchange for an extension of the maturity date of a credit agreement between the Issuer and a Turkish bank. As consideration for the pledge of the Gundem resort, the independent members of the Issuer’s board of directors approved the issuance of the Gundem Warrants. The Gundem Warrants are immediately exercisable, expire 18 months from the date of the release of the pledge on the Gundem resort, and entitle the holder to purchase one Common Share for each Warrant at an exercise price of $5.99 per share.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended and supplemented by adding the following paragraph after the last paragraph:

See Item 3. On December 29, 2014, Dalea Partners purchased a convertible note in the original principal amount of $2,000,000 from the Issuer (the “Dalea Note”) and on December 30, 2014, the Pinon Foundation, a non-profit corporation of which Mitchell, Amy Mitchell, Alexandria Nicole Mitchell Jacobs, and Noah Malone Mitchell, 4th are directors, purchased a convertible note in the original principal amount of $10,000,000 from the Issuer (the “Pinon Note,” and, together with the Dalea Note, the “Convertible Notes”). The Convertible Notes bear interest at a rate of 13.0% per annum and mature on July 1, 2017. The Convertible Notes may be converted, at the election of holder, any time after July 1, 2015, into Issuer’s common shares at a conversion price of $6.80 per share.

Item 5.	Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated to read in its entirety as follows:

(a)	Amount beneficially owned:

(i)	Dalea Partners beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Dalea Partners cover page of this Eleventh Amendment.

(ii)	Dalea Management beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Dalea Management cover page of this Eleventh Amendment.

(iii)	Longfellow beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Longfellow cover page of this Eleventh Amendment.

(iv)	Deut 8 beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Deut 8 cover page of this Eleventh Amendment.

(v)	ANBE Holdings beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the ANBE Holdings cover page of this Eleventh Amendment.

(vi)	ANBE Holdings GP beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the ANBE Holdings GP cover page of this Eleventh Amendment.

(vii)	Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Mitchell cover page of this Eleventh Amendment.

(viii)	Amy Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Amy Mitchell cover page of this Eleventh Amendment.

(ix)	Alexandria Nicole Mitchell Jacobs beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Alexandria Nicole Mitchell Jacobs cover page of this Eleventh Amendment.

(x)

Noah Malone Mitchell, 4th beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Noah Malone Mitchell, 4th cover page of this Eleventh Amendment.

(xi)	Stevenson Briggs Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Stevenson Briggs Mitchell cover page of this Eleventh Amendment.

(xii)	Elizabeth Lee Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Elizabeth Lee Mitchell cover page of this Eleventh Amendment.

Item 5(b) is hereby amended by deleting all references to “Tenth Amendment” and replacing them with “Eleventh Amendment.”

Items 5(b)(ix)-(xii) are hereby amended by adding the following sentences thereto:

(ix)	Alexandria Nicole Mitchell Jacobs possesses the sole power to vote and the sole power to dispose the amount of the Issuer’s common shares listed in Rows 7 and 9 of the Alexandria Nicole Mitchell Jacobs cover page of this Eleventh Amendment.

(x)	Noah Malone Mitchell, 4th possesses the sole power to vote and the sole power to dispose the amount of the Issuer’s common shares listed in Rows 7 and 9 of the Noah Malone Mitchell, 4th cover page of this Eleventh Amendment.

(xi)	Stevenson Briggs Mitchell possesses the sole power to vote and the sole power to dispose the amount of the Issuer’s common shares listed in Rows 7 and 9 of the Stevenson Briggs Mitchell cover page of this Eleventh Amendment.

(xii)	Elizabeth Lee Mitchell possesses the sole power to vote and the sole power to dispose the amount of the Issuer’s common shares listed in Rows 7 and 9 of the Elizabeth Lee Mitchell cover page of this Eleventh Amendment.

Item 5(c) is hereby amended and restated to read in its entirety as follows:

(c)	There have been no transactions in the common shares of the Issuer effected during the last 60 days by the Reporting Persons.

There are no further changes to the Item 5 information previously filed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no changes to the Item 6 information previously filed.

Item 7.	Material to be Filed As Exhibits.

Exhibit	Description	Filing

1	Joint Filing Agreement	Filed as Exhibit 1 to Eighth Amendment to Schedule 13D filed with the SEC on May 17, 2011

2	Mitchell Warrant	Filed herewith

3	Alexandria Warrant	Filed herewith

4	Noah Warrant	Filed herewith

5	Stevenson Warrant	Filed herewith

6	Elizabeth Warrant	Filed herewith

7	Dalea Note	Filed herewith

8	Pinon Note	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2015	DALEA PARTNERS, LP

	By:	Dalea Management, LLC,
its general partner

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

DALEA MANAGEMENT, LLC

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

LONGFELLOW ENERGY, LP

	By:	Deut 8, LLC,
its general partner

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

DEUT 8, LLC

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

ANBE HOLDINGS, LP

	By:	ANBE LLC,
its general partner

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

ANBE LLC

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

/s/ N. Malone Mitchell, 3rd
N. MALONE MITCHELL, 3rd

/s/ Amy Mitchell
AMY MITCHELL

/s/ Alexandria Nicole Mitchell Jacobs
ALEXANDRIA NICOLE MITCHELL JACOBS

/s/ Noah Malone Mitchell, 4th
NOAH MALONE MITCHELL, 4th

/s/ Stevenson Briggs Mitchell
STEVENSON BRIGGS MITCHELL

/s/ Elizabeth Lee Mitchell
ELIZABETH LEE MITCHELL